
June 23, 2022

Robert M. Bennett
Chief Executive Officer
LightJump Acquisition Corporation
2735 Sand Hill Road, Suite 110
Menlo Park, CA 94025

      Re: LightJump Acquisition Corporation
             Preliminary Proxy Statement on Schedule 14A
             Filed June 8, 2022
             File No. 001-39869

Dear Mr. Bennett:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Leib Orlanski